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                                                                      EXHIBIT 17

                                                                         N E W S
                                                           FOR IMMEDIATE RELEASE

[BOSTON SCIENTIFIC LOGO]

                                                   Boston Scientific Corporation
                                                   One Boston Scientific Place
                                                   Natick, MA 01760-1637

                                                   508.650.8000

                                                   www.bsci.com


                BOSTON SCIENTIFIC AND CARDIAC PATHWAYS ANNOUNCE
              WAITING PERIOD PURSUANT TO HART-SCOTT-RODINO ACT HAS
                                    EXPIRED

Natick, MA and Sunnyvale, CA (July 31, 2001) -- Boston Scientific Corporation (NYSE: BSX) and Cardiac Pathways Corporation (NASDAQ: CPWY) announced today that the waiting period with respect to Boston Scientific's offer to purchase all the outstanding shares of Cardiac Pathways common stock, par value $0.001 per share, under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, has expired. Accordingly, all applicable domestic and foreign antitrust obligations have been complied with, and the condition to the offer to purchase requiring the expiration or termination of the waiting period under the Act has been satisfied.

The companies announced on June 29 the signing of a definitive agreement for Boston Scientific to acquire Cardiac Pathways in an all cash transaction for a purchase price of approximately $115 million.

The tender offer is scheduled to expire at 12:00 midnight, New York City Time, on Monday, August 6, 2001, unless the offer is extended.

The offer for all the outstanding shares of Cardiac Pathways common stock is being made through, and the foregoing announcement is qualified in its entirety by reference to, Adam Acquisition 2001 Inc.'s Tender Offer Statement on Schedule TO, including the Offer to Purchase dated July 10, 2001, and the related letter of transmittal, which can be obtained for free, along with other filed documents, at the SEC's website www.sec.gov. Cardiac Pathways stockholders should read the Offer to Purchase and related letter of transmittal in their entirety before making any decision as to whether to tender their shares into the offer.

Boston Scientific is a worldwide developer, manufacturer and marketer of medical devices. The company's products are used in a broad range of interventional medical specialties.

                                   -- more --

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Boston Scientific Corporation/Page 2
July 31, 2001


Cardiac Pathways designs, manufactures and markets minimally invasive systems used by electrophysiologists to diagnose and treat cardiac tachyarrhythmias (abnormally rapid heart rhythms), which if untreated can cause palpitations, fainting and sudden cardiac arrest. Cardiac Pathways' products consist principally of systems for performing ablation treatment (a nonsurgical, minimally invasive technique for neutralizing heart tissue responsible for starting or maintaining a tachyarrhythmia) and for diagnostic mapping (locating the source of the tachyarrhythmia within the heart).

                    CONTACT:  Milan Kofol (508-650-8569)
                              Investor Relations
                              Boston Scientific Corporation

                              Paul Donovan (508-650-8541)
                              Media Relations
                              Boston Scientific Corporation

                              Eldon Bullington (408-720-2864)
                              Vice President Finance and Chief Financial Officer Cardiac Pathways Corporation